Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**06-30-2005**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

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SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000043704**
Sub Filer Ccc	**v6*gsawh**
Contact Name	**Penny Collins**
Contact Phone Number	**802-655-8410**
Item Ids	**2.02**
	9.01
Reporting Period	**06-30-2005**
Global Enclosed File Count	**3**
Internet Address	**collins@greenmountainpower.biz**
	griffin@greenmountainpower.biz
	haddad@greenmountainpower.biz
	lucia@greenmountainpower.biz
	rendall@greenmountainpower.biz

Documents

8-K	**form8-k.htm**
	Form 8-K 2005 First and Second Quarter Earnings Releases
EX-99.1	**ex99_1.htm**
	Exhibit 99.1 2005 Second Quarter Earnings Release
EX-99.2	**ex99_2.htm**
	Exhibit 99.2 2005 Third Quarter Earnings Release

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubContact_contactName_">
      <value>Penny Collins</value>
    </field>
    <field sid="SubContact_contactPhoneNumber_">
      <value>802-655-8410</value>
    </field>
    <field sid="SubFiler_filerId_">
      <value>0000043704</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>v6*gsawh</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>2.02</value>
    </field>
    <field sid="SubItem_itemId_1">
      <value>9.01</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>06-30-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>3</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>form8-k.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>Form 8-K 2005 First and Second Quarter Earnings Releases</value>
    </field>
    <data sid="data1">
      <filename>form8-k.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex99_1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-99.1</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Exhibit 99.1 2005 Second Quarter Earnings Release</value>
    </field>
    <data sid="data2">
      <filename>ex99_1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>ex99_2.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>EX-99.2</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>Exhibit 99.2 2005 Third Quarter Earnings Release</value>
    </field>
    <data sid="data3">
      <filename>ex99_2.htm</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
```

```
          <value>collins@greenmountainpower.biz</value>
        </field>
        <field sid="SubInternet_internetAddress_1">
          <value>griffin@greenmountainpower.biz</value>
        </field>
        <field sid="SubInternet_internetAddress_2">
          <value>haddad@greenmountainpower.biz</value>
        </field>
        <field sid="SubInternet_internetAddress_3">
          <value>lucia@greenmountainpower.biz</value>
        </field>
        <field sid="SubInternet_internetAddress_4">
          <value>rendall@greenmountainpower.biz</value>
        </field>
        <check sid="SubFlag_overrideInternetFlag_">
          <value>off</value>
        </check>
      </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
    </page>
    <page sid="PAGE7">
    </page>
  </XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act Of 1934

August 2, 2005
Date of Report (Date of earliest event reported)

GREEN MOUNTAIN POWER CORPORATION
(Exact name of registrant as specified in its charter)

VERMONT
(State of other jurisdiction of incorporation)

1-8291	**03-0127430**
(Commission File Number)	(IRS Employer Identification Number)

163 ACORN LANE
COLCHESTER, VT 05446
(Address and zip code of principal executive offices)

(802) 864-5731
(Registrant's telephone number, including area code)

N/A
(Former name of former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On August 2, 2005, Green Mountain Power Corporation (the "Company") issued a press release regarding its earnings for the quarter ended June 30, 2005. A copy of this release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

On November 1, 2005, the Company issued a press release regarding its earnings for the quarter ended September 30, 2005. A copy of this release is being furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.   Description

Exhibit 99.1 Press release announcing earnings for the quarter ended June 30, 2005, furnished pursuant to Item 2.02.

Exhibit 99.2 Press release announcing earnings for the quarter ended September 30, 2005, furnished pursuant to Item 2.02.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
(Registrant)

Date: March 2, 2006

By: /s/ Robert J. Griffin

Name: Robert J. Griffin
Title: Vice President, Chief Financial Officer
and Treasurer and Principal Accounting Officer

Exhibit Index

Exhibit No.   Description

Exhibit 99.1 Press release announcing earnings for the quarter ended June 30, 2005, furnished pursuant to Item 2.02.

Exhibit 99.2 Press release announcing earnings for the quarter ended September 30, 2005, furnished pursuant to Item 2.02.

EXHIBIT 99.1

Green Mountain Power Reports Second Quarter Earnings

COLCHESTER, VT . . . Green Mountain Power Corporation (NYSE: GMP) today announced consolidated earnings of $0.45 per share of common stock, diluted, for the second quarter of 2005, compared with $0.34 per share, diluted, for the same period in 2004. Earnings for the first six months of 2005 are $1.02 per share, diluted, compared with $1.06 per share, diluted, for the same period in 2004.

"We are pleased with operating results for the second quarter, which reflect lower power supply costs and increased sales to residential and small commercial and industrial customers," said Christopher L. Dutton, President and Chief Executive Officer. "We continue to expect earnings for the year to range between $2.08 and $2.19 per share."

Total operating revenues were essentially unchanged while power supply expenses decreased by $2.6 million in the second quarter of 2005, compared with the same period last year. The increased margins (operating revenues less cost of power) caused second quarter 2005 earnings per share to increase by approximately 30 cents, including the effects of an adjustment to operating reserves. Increased deliveries of lower priced energy under power supply contracts, lower power supply contract unit prices and higher retail sales of electricity all contributed to greater margins on the sale of electricity during the second quarter of 2005.

Retail operating revenues for the second quarter of 2005 rose by $1.9 million over the comparable 2004 period, reflecting increased sales of electricity. Total retail megawatthour sales of electricity increased 1.6 percent in the second quarter of 2005, compared with the same period in 2004, primarily as a result of increases in residential and small commercial and industrial sales of 3.7 percent and 3.2 percent, respectively. These increases were partially offset by a 1.7 percent decrease in sales to large commercial and industrial customers during the second quarter of 2005. The retail sales growth was principally due to warmer weather in June 2005 and an increase in the number of customers served. Increased revenues in the second quarter of 2005 from the sale of utility services to commercial and municipal customers also contributed approximately $500,000 to retail revenue growth, when compared to the same period last year.

Wholesale revenues in the second quarter of 2005 decreased by $1.8 million compared with the second quarter of 2004. Wholesale purchases of electricity declined by a similar amount. The Company does not expect the decline in these low-margin wholesale sales to adversely affect the Company's earnings in 2005.

In the second quarter of 2005, power supply expenses decreased $2.6 million compared with the same quarter of 2004, primarily due to a $1.8 million decrease in purchases of electricity for resale, increased deliveries of lower priced energy under one of our power supply contracts and lower unit prices under our contract to purchase energy from the Vermont Yankee nuclear power plant, offset in part by higher expenses to meet increased customer demand for electricity.

Other operating expenses increased by $596,000, or seven cents per share, in the second quarter of 2005, compared with the same quarter in 2004, reflecting increased expenses from the sale of utility services to commercial and municipal customers and increased regulatory commission expenses.

Transmission expenses increased by approximately $430,000, reducing earnings per share by five cents in the second quarter of 2005 compared with the same period last year, reflecting an increase in charges allocated for system support in New England by the ISO New England, and additional transmission investment by VELCO, which owns and operates transmission systems in Vermont for all Vermont utilities.

Depreciation and amortization expenses increased by approximately $270,000 or three cents per share in the second quarter of 2005 as a result of increased investment in utility plant and increased amortization of regulatory assets, when compared with the same period during 2004. Other income decreased by approximately $239,000 or three cents per share in the second quarter of 2005, compared with the same period last year, reflecting sales of non-utility property in 2004.

"We're very pleased with our present outlook. We maintain investment grade credit ratings, our cash flow and earnings projections for 2005 are solid, and most importantly, customer satisfaction measurements remain strong," said Mr. Dutton. "All of these factors should allow us to increase dividends in 2006, as we have during each of the past several years."

Green Mountain Power Corporation	Quarterly Earnings Summary							
in thousands except per share amounts	Three Months Ended				Six months ended			
	June 30				June 30			
	2005		2004		2005		2004	
Retail revenues	$	50,870	$	49,008	$	105,291	$	103,613
Wholesale revenues		4,018		5,860		7,846		14,778
Total operating revenues	$	54,888	$	54,868	$	113,137	$	118,391
Net income	$	2,381	$	1,782	$	5,361	$	5,515
Net income applicable to common stock		2,381		1,782		5,361		5,515
Net income-continuing operations		2,384		1,783		5,367		5,522
Net income(loss)-discontinued operations		(3)		(1)		(6)		(7)
Basic earnings per share-continuing operations	$	0.46	$	0.35	$	1.04	$	1.09
Basic earnings(loss) per share-discontinued operations		-		-		-		-
Basic earnings per Common share	$	0.46	$	0.35	$	1.04	$	1.09
Diluted earnings per share-continuing operations	$	0.45	$	0.34	$	1.02	$	1.06
Diluted earnings(loss) per share-discontinued operations		-		-		-		-
Fully diluted earnings per common share	$	0.45	$	0.34	$	1.02	$	1.06
Dividends declared per share	$	0.25	$	0.22	$	0.50	$	0.44
Weighted average shares of common stock outstanding-Basic		5,186		5,072		5,173		5,058
Weighted average shares of common stock outstanding-Diluted		5,271		5,228		5,261		5,219

There are statements in this information release that contain projections or estimates and that are considered to be "forward-looking" as defined by the Securities and Exchange Commission (the "SEC"). In these statements, you may find words such as believes, expects, plans, or similar words. These statements are not guarantees of our future performance. There are risks, uncertainties and other factors that could cause actual results to be different from those projected.

For further information, please contact Robert Griffin, Chief Financial Officer of Green Mountain Power, (802) 655-8452 or Stephen C. Terry, Sr. Vice President - Corporate & Legal Affairs, (802) 655-8408.

EXHIBIT 99.2

GMP ANNOUNCES THIRD QUARTER EARNINGS

COLCHESTER, VT…Green Mountain Power Corporation (NYSE: GMP) today announced consolidated earnings of $0.48 per share of common stock, diluted, for the third quarter of 2005 compared with consolidated earnings of $0.65 per share of common stock, diluted, for the same period in 2004. Year to date earnings for 2005 are $1.50 per share, diluted, compared with earnings of $1.70 per share, diluted for the first nine months of 2004.

Earnings declined in the third quarter of 2005 primarily as a result of higher power supply, other operating and transmission expenses partially offset by an increase in retail revenues. "The earnings decline in 2005 was caused in large part by significantly higher wholesale energy prices," said Christopher L. Dutton, President and Chief Executive Officer. "We expect earnings to bounce back in the fourth quarter as the Company has more power supply than anticipated demand, but not enough to counter the weakness we experienced during the third quarter. As a result, we are revising our forecast of 2005 earnings to be within a range of $1.90 and $2.10 per share as compared with previous guidance of $2.08 to $2.19 per share."

The Company has long-term, essentially fixed-price, power supply contracts that cover over 90 percent of customer demand under normal weather conditions. Nonetheless we were exposed to higher energy prices in the third quarter of 2005, including lost margins on incremental sales, increased costs of energy lost over the transmission system (line losses) and higher allocated costs from ISO New England for congestion and other ancillary energy services. Hurricanes Katrina and Rita and a very hot summer sent New England wholesale electricity prices sharply higher in the third quarter.

"Cash flow has been strong in 2005, and we expect to increase our annual dividend by 12 cents per share in the first quarter of 2006, consistent with our dividend growth over the last few years, so long as financial and operating results permit," said Mr. Dutton. "Even after the anticipated 2006 dividend increase, the Company's payout ratio will be below most other comparable utilities, and we expect to continue our dividend growth policy until we reach the middle of a payout range of between 50 and 70 percent of earnings."

The Vermont Public Service Board issued an order in December 2003 allowing the Company to carry unused deferred revenue totaling approximately $3.0 million to 2004 and to recognize this revenue to achieve its allowed rate of return during 2004. During the third quarter of 2004, the Company's earnings benefited by $0.05 per share as a result of recognizing deferred revenues, compared with no recognition of deferred revenue during the same period of 2005. A rate increase of 1.9 percent effective in January 2005 resulted in the replacement of deferred revenues with cash revenues and has contributed to strong cash flows in 2005.

Retail operating revenues for the third quarter of 2005 increased by $6.4 million compared with the same period in 2004, reflecting the effects of warmer summer weather, increased sales of utility services to other municipalities and utilities, the 1.9 percent rate increase and an increase in the number of customers. Total retail megawatt hour sales of electricity increased by 6.6 percent in the third quarter of 2005, compared with the same period in 2004. Sales to residential and small commercial and industrial customers increased by 13.4 percent and 8.2 percent, respectively, compared with the third quarter in 2004. By contrast, sales to large commercial and industrial customers decreased by 0.2 percent in the third quarter of 2005 compared with the same quarter last year. Increased revenues from the sale of utility services to other utilities and large industrial customers in the third quarter of 2005 also contributed approximately $2.1 million to retail revenue growth, when compared to the same period last year. Other operating expenses increased by $1.9 million in the third quarter of 2005, reflecting an increase of $1.7 million in utility services expense. These sales of services are intended to allow the Company to recover some of its administrative and general and staffing costs from other parties and ultimately reduce costs to customers. Wholesale revenues in the third quarter of 2005 also increased by $2.3 million compared with the third quarter of 2004, reflecting higher energy prices.

Power supply expenses increased $6.3 million in the third quarter of 2005 compared with the same quarter of 2004 due to increased costs of market purchases to serve marginal load, and increased costs of transmission line losses and congestion costs allocated within the New England power pool by ISO New England. Congestion charges represent the cost of delivering energy to customers and reflect energy prices, customer demands, and the availability of transmission and generation resources. The Company paid an average market price of approximately $103 per megawatt hour for system purchases during hours when customer demand exceeded supply during the third quarter of 2005, compared to $41 per megawatt hour in the same period last year, inclusive of the effects of congestion and line losses.

Transmission expenses increased by $600,000 in the third quarter of 2005 compared with the same period last year, primarily as a result of increased energy purchases. The Company's future growth will benefit from expanded transmission investment by VELCO, principally for the construction of high voltage transmission lines in Vermont. The Northwest Reliability Project is the most significant component of that expanded investment. The Vermont Public Service Board has issued a certificate of public good for the project and VELCO has begun construction of this project.

In other developments, Green Mountain Power will be recognized by the Edison Electric Institute next week as the top-performing small-cap company in its Index of Shareholder-Owned Electric Utilities for the past five years. The index values total return over a five-year period.

Green Mountain Power Corporation	Quarterly Earnings Summary							
in thousands except per share amounts	Three Months Ended				Nine months ended			
	September 30				September 30			
	2005		2004		2005		2004	
Retail revenues	$	57,584	$	51,224	$	162,874	$	154,838
Wholesale revenues		6,740		4,443		14,586		19,220
Total operating revenues	$	64,324	$	55,667	$	177,460	$	174,058
Net income	$	2,542	$	3,390	$	7,902	$	8,906
Net income applicable to common stock		2,542		3,390		7,902		8,906
Net income-continuing operations		2,524		3,392		7,900		8,915
Net income(loss)-discontinued operations		18		(2)		2		(9)
Basic earnings per share-continuing operations	$	0.49	$	0.67	$	1.52	$	1.76
Diluted earnings per share-continuing operations	$	0.48	$	0.65	$	1.50	$	1.70
Dividends declared per share	$	0.25	$	0.22	$	0.75	$	0.66
Weighted average shares of common stock outstanding-Basic		5,208		5,089		5,185		5,068
Weighted average shares of common stock outstanding-Diluted		5,301		5,251		5,284		5,238

There are statements in this information release that contain projections or estimates and that are considered to be "forward-looking" as defined by the Securities and Exchange Commission (the "SEC"). In these statements, you may find words such as believes, expects, plans, or similar words. These statements are not guarantees of our future performance. There are risks, uncertainties and other factors that could cause actual results to be different from those projected.

For further information, please contact Dorothy Schnure, Manager of Corporate Communications, at 802-655-8418 or Robert Griffin, Vice President, Chief Financial Officer and Treasurer, at 802-655-8452.